

May 1, 2014

Via E-mail
Mr. Daniel J. Schmechel
Chief Financial Officer
Ecolab Inc.
370 Wabasha Street North
St. Paul, MN 55102

Re: Ecolab Inc.
Form 10-K
Filed February 28, 2014
File No. 1-9328

Dear Mr. Schmechel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Annual Report

Management's Discussion and Analysis, page 11

Results of Operations, page 16

1. Multiple factors impacting the results of operations are cited throughout the discussion and analysis. To the extent practicable, revise future filings to quantify the impact of each identified factor when multiple factors are identified as impacting the results of operations. For example, disclosure on page 22 states that the increase in Global Paper's sales was driven by "increased product penetration, partially offset by continued lower customer plant utilization." In this regard, Section 501.12.b.1 of the FRC indicates that capacity utilization is a useful financial measure. On page 24, you disclose that increases

in operating income and operating margin for the Global Institutional reportable segment were driven by "pricing gains, sales volume increases and cost saving actions, which more than offset investments in the business, higher delivered product costs and other cost increases." Refer to Section 501.04 of the FRC for guidance.

Financial Position & Liquidity, page 25

2. We note your disclosure on page 15 of the Form 10-K that "Our capital expenditures for environmental, health and safety projects worldwide were approximately $15 million in 2013 and $20 million in 2012. Approximately $50 million has been budgeted globally for projects in 2014." Please tell us and revise future filings as appropriate to discuss the nature of and/or purpose for the significant increase in such amounts for 2014 when compared to each of 2013 and 2012.

17. Operating Segments and Geographic Information, page 63

3. We note the new organizational model to support global growth effective in 2013 which resulted in ten global operating units being aggregated into four reportable segments. We note from your website an Executive/Senior Vice President for seven Global areas, as well as four Executive Vice Presidents for geographic areas. In future filings, beginning with your March 31, 2014 Form 10-Q, please ensure you provide clear disclosures regarding compliance with the aggregation criteria and reporting thresholds under ASC 280-10-50-11 and 50-12, respectively, for the segments identified in your current organizational structure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3236, or Craig Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief